Exhibit (a)(1)(x)

HEARST CORPORATION COMPLETES TENDER OFFER FOR SHARES OF HEARST-ARGYLE TELEVISION
NEW YORK, June 3, 2009—Hearst Corporation announced today that it will purchase all of the shares validly tendered in response to its tender offer for the shares of Series A Common Stock of Hearst-Argyle Television, Inc. (NYSE: HTV) not already owned by Hearst. The tender offer expired at 5:00 p.m., New York City time, on Tuesday, June 2, 2009.
The depositary for the tender offer advised Hearst that as of the expiration of the tender offer, a total of approximately 13,763,289 shares of Hearst-Argyle Series A Common Stock had been tendered, which includes approximately 347,197 shares subject to guaranteed delivery. Hearst understands that the tendered shares represent approximately 80% of the outstanding shares not owned by Hearst and, together with the shares already beneficially owned by Hearst, approximately 96% of the 94,254,329 outstanding shares of Hearst-Argyle common stock.
After it completes its purchase of the tendered shares, Hearst will implement a merger in which Hearst-Argyle will become a wholly-owned subsidiary of Hearst and change its name to Hearst Television Inc. In the merger, all shares held by the remaining public shareholders of Hearst-Argyle will be cancelled and, subject to the shareholders’ rights to exercise statutory appraisal rights, converted into the right to receive $4.50 per share in cash, without interest. Following the merger, Hearst-Argyle’s shares will cease to be traded on the New York Stock Exchange. Hearst expects to complete the merger within the next several business days.
ABOUT HEARST CORPORATION
Hearst Corporation (www.hearst.com) is one of the nation’s largest diversified media companies. Its major interests include ownership of 15 daily and 49 weekly newspapers, including the Houston Chronicle, San Francisco Chronicle and Albany Times Union; as well as interests in an additional 43 daily and 72 non-daily newspapers owned by MediaNews Group, which include the Denver Post and Salt Lake Tribune; nearly 200 magazines around the world, including Good Housekeeping, Cosmopolitan and O, The Oprah Magazine; 29 television stations through Hearst-Argyle Television (NYSE: HTV) which reach a combined 18% of U.S. viewers; ownership in leading cable networks, including Lifetime, A&E, History and ESPN; as well as business publishing, including a minority joint venture interest in Fitch Ratings; Internet businesses, television production, newspaper features distribution and real estate.
#      #      #
Contacts
Hearst Corporation
Paul J. Luthringer, 212-649-2540
pluthringer@hearst.com